Nabors Industries, Inc.
515 West Greens Road, Suite 1200
Houston, Texas 77067
Nabors Industries Ltd.
Mintflower Place
8 Par-La-Ville Road
Hamilton, Bermuda HM08
May 7, 2009
Via EDGAR
Ms. Tracey L. McNeil
Division of Corporation Finance
Securities and Exchange Commission
100 F St, N.E.
Washington, D.C. 20549

Re:	Nabors Industries, Inc. Nabors Industries Ltd. Registration Statement on Form S-4 Filed March 30, 2009 File Number 333-158284
Dear Ms. McNeil:
     In accordance with Rule 461 under the Securities Act of 1933, as amended, Nabors Industries, Inc., a Delaware corporation, and Nabors Industries Ltd., a Bermuda exempted company, (collectively, the “Registrants”), hereby respectfully request the acceleration of the effective date of the above-referenced Registration Statement to 2:00 p.m. (Washington, D.C. time) on May 11, 2009, or as soon thereafter as practicable.
     As requested by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), in connection with this request the Registrants acknowledge that:
•	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact Arnold B. Peinado, III at (212) 530-5546 or Peter Bockos at (212) 530-5337 of Milbank, Tweed, Hadley & McCloy LLP once the above-referenced Registration Statement has been declared effective.

Sincerely yours,
/s/ Laura W. Doerre
Laura W. Doerre
Vice President and General Counsel